Exhibit 77(c)

Matters submitted to a Vote of Security Holders

On January 22, 2009, a Special Meeting of Shareholders for ING Global Science and Technology Fund was held at which the shareholders were asked to (1) approve an Agreement and Plan of Reorganization ("Reorganization Agreement") by and between ING Global Science and Technology Fund and ING MidCap Opportunities Fund, providing for the reorganization of ING Global Science and Technology Fund with and into ING MidCap Opportunities Fund and (2) subject to shareholder approval of the Reorganization Agreement, approve an investment sub-advisory agreement between ING Investments, LLC, ING Global Science and Technology Fund's investment adviser, and ING Investment Management Co. ("ING IM"), pursuant to which ING IM would serve as the sub-adviser to ING Global Science and Technology Fund during a transition period until the Reorganization is consummated..

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Global Science and Technology Fund	1	6,842,364.738	395,952.768	438,736.668	7,677,054.174
	2	6,847,196.710	381,887.403	447,970.061	7,677,054.174

The Shareholder meeting for ING Global Science and Technology Fund was adjourned to January 30, 2009.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Global Science and Technology Fund	1	7,231,423.043	404,383.101	477,598.780	8,113,404.924
	2	7,232,473.015	394,099.736	486,832.173	8,113,404.924